Redacted Copy

FIRST AMENDMENT AGREEMENT

WHEREAS the Parties hereto entered into an amended and restated gold purchase and sale agreement (tranche 2/3) dated as of September 17, 2015 among Twangiza Mining S.A., as Seller (as defined therein), Banro Corporation and Twangiza GFSA Holdings, as Purchaser (as defined therein) (the “Purchase Agreement”).

AND WHEREAS capitalized terms used and not defined herein have the meanings assigned to them in the Purchase Agreement.

AND WHEREAS the Parties have agreed to execute this First Amendment Agreement (this “Amending Agreement”) to, among other things, increase the Prepayment Amount under the Purchase Agreement.

NOW THEREFORE, in consideration of the premises, mutual covenants and agreements herein set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties covenant and agree as follows:

1.	Effective as of the Amendment Effective Date (as defined below), the Purchase Agreement is amended as follows:

(a)	The definition of “Tranche 3 Payable Gold” in Section 1.1 is hereby amended to replace “8,481” with “12,443.72”;

(b)	The definition of “Tranche 3 Prepayment Amount” in Section 1.1 is hereby amended to replace “$7,000,000” with “$10,480,000”;

(c)	Paragraph (ii) of the definition of “Scheduled Monthly Quantities” in Section 1.1 is hereby deleted in its entirety and replaced with the following:

“(ii) with respect to the Tranche 3 Payable Gold, until January 28, 2016, 257 ounces of Refined Gold, and following such date until all of the Tranche 3 Payable Gold is delivered, 380.835 ounces of Refined Gold.”

First Amendment Agreement – A&R Forward (Tranche 2/3)

(d)	The table in Schedule B entitled “Use of Proceeds – Tranche 3 Payment” is hereby deleted in its entirety and replaced with the following:

[Redacted]

(e)	The table in Schedule F under the heading “Tranche 3 Payable Gold” is hereby deleted in its entirety and replaced with the following:

[Commercially sensitive information redacted]

2.

For greater certainty, notwithstanding payment in full of the Tranche 3 Prepayment Amount, all of the conditions precedent set out in Section 3.3 of the Purchase Agreement shall be satisfied in full in connection with the closing of the transactions contemplated by this Amending Agreement.

3.

Each of the Parties agrees that save and except as amended in this Amending Agreement, all of the terms of the Purchase Agreement shall continue in full force and effect and shall be binding on the Parties and the Purchase Agreement (as amended hereby) is hereby ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Amending Agreement, together with the Purchase Agreement, as further amended hereby, contain the entire agreement between the Parties hereto.

4.	Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Amending Agreement;

(b)	this Amending Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Amending Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Amending Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)

it has read this Amending Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Amending Agreement is being entered into voluntarily for the purpose set out herein; and

(e)

except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Amending Agreement and the consideration stated herein is the sole consideration for this Amending Agreement.

5.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Amending Agreement and to any matter or thing contemplated pursuant to this Amending Agreement.

6.

Each of the Parties agrees that the provisions of Sections 13.1 (Disputes and Arbitration), 13.3 (Reimbursement of Expenses), 13.7 (Governing Law), 13.8 (Notices), 13.10 (Amendments), 13.11 (Beneficiaries), 13.14 (Waivers), 13.16 (Assignment) and 13.17 (Counterparts) of the Purchase Agreement shall apply to this Amending Agreement mutatis mutandis as if expressly set out herein.

First Amendment Agreement – A&R Forward (Tranche 2/3)

7.	This Amending Agreement shall become effective on the date hereof (the “Amendment Effective Date”).

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First Amendment Agreement – A&R Forward (Tranche 2/3)

IN WITNESS OF WHICH the Parties have duly executed this Amending Agreement as of the 28th day of January, 2016.

TWANGIZA GFSA HOLDINGS, by its Sole
Director, Gramercy Funds Management LLC

Per:	(signed)
	Name:	[Redacted]
	Title:	[Redacted]

BANRO CORPORATION

Per:	“Kevin Jennings”
	Name:	Kevin Jennings
	Title:	Chief Financial Officer

TWANGIZA MINING S.A.

Per:	“Désiré Sangara”
	Name:	Désiré Sangara
	Title:	Chairman of the Board of Directors

First Amendment Agreement – A&R Forward (Tranche 2/3)